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August 22, 2005	David B. Walek
(617) 951-7388
david.walek@ropesgray.com

VIA EDGAR AND FACSIMILIE

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attn: Mr. Matthew Benson

Re:	Brookstone, Inc.—Schedule 14A and Schedule 13E-3 (File No. 0-21406)

Dear Mr. Benson:

We represent Brookstone, Inc. (the “Company”) in connection with the Preliminary Schedule 14A and Schedule 13E-3 (File No. 0-21406) (the “Filing”) previously filed with the Securities and Exchange Commission (the “Commission”), which has been the subject of review and comment by the staff of the Commission (the “Staff”).

In connection with the filing of a definitive Schedule 14A today by the Company, on behalf of our client, the Company acknowledges that it is the view of the Securities and Exchange Commission (the “Commission”) that (i) comments by the Commission or the Staff on changes to disclosure in response to Staff comments does not foreclose the Commission from taking any action with respect to the filing, (ii) the action of the Commission or the Staff does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing, and (iii) the Company may not assert Commission or Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. Thank you for your assistance.

Very truly yours,

/s/ David B. Walek

David B. Walek

KAYE SCHOLER LLP	Stephen C. Koval 212 836-8019 Fax 212 836-6419 skoval@kayescholer.com 425 Park Avenue New York, New York 10022-3598 212 836-8000 Fax 212 836-8689 www.kayescholer.com

August 22, 2005

VIA EDGAR AND FACSIMILIE

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attn: Mr. Matthew Benson

Re:	Brookstone, Inc.—Schedule 14A and Schedule 13E-3 (File No. 0-21406)

Dear Mr. Benson:

We represent Brookstone Holdings Corp., Brookstone Acquisition Corp., OSIM Brookstone Holdings, L.P., OSIM Brookstone Holdings, Inc., J.W. Childs Equity Partners III, L.P., J.W. Childs Advisors III, L.P., J.W. Childs Associates, L.P., OSIM International Ltd, Century Private Equity Holdings (S) Pte Ltd, Seletar Investments Pte Ltd and Temasek Capital (Private) Limited (collectively, the “Investor Group”) in connection with the Preliminary Schedule 14A and Schedule 13E-3 (File No. 0-21406) previously filed with the Securities and Exchange Commission (the “Commission”), which has been the subject of review and comment by the staff of the Commission (the “Staff”).

In connection with the filing of a definitive Schedule 14A today by Brookstone, Inc. and the filing of an amendment to the Schedule 13E-3 today by the Investor Group and others, on behalf of our clients, we acknowledge that it is the view of the Commission that (i) comments by the Commission or the Staff on changes to disclosure in response to Staff comments does not foreclose the Commission from taking any action with respect to the filings, (ii) the action of the Commission or the Staff does not relieve the Investor Group from its full responsibility for the adequacy and accuracy of the disclosure in the filings, and (iii) the Investor Group may not assert Commission or Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. Thank you for your assistance.

Very truly yours,

/s/ Stephen C. Koval

Stephen C. Koval

August 22, 2005

VIA EDGAR AND FACSIMILIE

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attn: Mr. Matthew Benson

Re:	Brookstone, Inc.—Schedule 14A and Schedule 13E-3 (File No. 0-21406)

Dear Mr. Benson:

We are Filing Persons in connection with the Preliminary Schedule 14A and Schedule 13E-3 (File No. 0-21406) (the “Filing”) of Brookstone, Inc. (the “Company”) previously filed with the Securities and Exchange Commission (the “Commission”), which has been the subject of review and comment by the staff of the Commission (the “Staff”).

In connection with the filing of a definitive Schedule 14A today by the Company, we acknowledges that it is the view of the Securities and Exchange Commission (the “Commission”) that (i) comments by the Commission or the Staff on changes to disclosure in response to Staff comments does not foreclose the Commission from taking any action with respect to the filing, (ii) the action of the Commission or the Staff does not relieve from our full responsibility for the adequacy and accuracy of the disclosure in the filing, and (iii) we may not assert Commission or Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,

/s/ Michael Anthony

Michael Anthony

/s/ Philip Roizin

Philip Roizin